Exhibit 99.1

Junee Limited Announces Financial Results for the First Half of Fiscal Year 2024

Junee Limited (“Junee” or the “Company”) (Nasdaq: JUNE) is a holding company limited by shares and established under the laws of the British Virgin Islands on August 25, 2021 with no material operations of its own. The Company, through its wholly-owned subsidiary, OPS Interior Design Consultant Ltd (“OPS HK”), is an interior design and fit-out service provider in Hong Kong. OPS HK provides quality design, fit-out and repair and maintenance services for commercial and residential buildings. The design service includes both the consultation with our staff and the actual design work, with a specific conceptualized design with layout plans, detailed design drawings, advice relating to, among other things, budgetary considerations, optimal use of space, the materials, fittings, furniture, appliances and other items to be used with an aim to produce a preliminary design plan and quotation for clients’ considerations. Fit-out works include installing protective materials to cover floors or walls, installing or constructing partition walls, windows and window frames and decorative fittings, furniture or fixtures, installing plumbing systems, as well as installing switches, power outlets, telephone wiring, computer outlet covers and other electrical and wiring works. Repair and maintenance works include, among other things, replacement of fixtures and fittings, repair and maintenance of cupboards and shelves and repainting walls and ceilings. The Company today announced its unaudited financial results for the six months ended December 31, 2023 (the “First Half of Fiscal Year 2024”). This unaudited financial results for the First Half of Fiscal Year 2024 was prepared by the management without review by the Company’s auditor.

First Half of Fiscal Year 2024 Financial Results

	For the Six Months Ended December 31,
Selected Unaudited Interim Condensed Consolidated Statements of Income Data:	2023 USD	2022 USD	Change %
Revenue	1,662,285	3,015,268	(44.9)
Cost of revenue	(1,255,208)	(2,338,308)	(46.3)
Gross profit	407,077	676,960	(39.9)
Operating expenses	(721,070)	(816,926)	(11.7)
Loss before provision for income taxes	(227,104)	(33,472)	578.5
Income tax expense	(3,288)	(21,208)	(84.5)
Net loss	(230,392)	(54,680)	321.3
Net loss per share – basic and diluted	(0.022)	(0.005)	340.0

Revenue

Revenue decreased by $1,352,983 or 44.9%, from $3,015,268 for the six months ended December 31, 2022 to $1,662,285 for the six months ended December 31, 2023, which was primarily due to the decline in customers’ demands for OPS HK’s services during the six months ended December 31, 2023, as a result of the economic recession in Hong Kong led by the increased inflation pressure. To address the increased inflation pressure, many major central banks have expedited the tightening of the monetary policy and increased the interest rates, which caused the real estate market in Hong Kong to fall both in transaction volume and price. It also increased the cost of business operations of the customers, and thus, the customers delayed or cancelled the renovation, relocation and business expansion plans. The tightened monetary policy had slowed down the recovery of the economy in Hong Kong during the six months ended December 31, 2023 after an outbreak of the Omicron variant of COVID-19 pandemic in early 2022.

In terms of the major revenue type, revenue from the design and fit-out services decreased by $950,515, or 36.7%, from $2,592,354 for the six months ended December 31, 2022 to $1,641,839 for the six months ended December 31, 2023. The decrease was mainly due to the decline in customer’s demands for OPS HK’s design and fit-out services during the six months ended December 31, 2023 as a result of the economic recession in Hong Kong, as stated above. Others represent the revenue from the design only services and the repair and maintenance services, which decreased by $402,468, or 95.2%, from $422,914 for the six months ended December 31, 2022 to $20,446 for the six months ended December 31, 2023. The decrease was mainly due to the decrease in the number of repair and maintenance projects and new design only projects OPS HK undertook during the six months ended December 31, 2023.

In terms of the property type, revenue from commercial and retail project decreased by $328,474 or 47.0%, from $698,676 for the six months ended December 31, 2022 to $370,202 for the six months ended December 31, 2023, which was mainly attributable to the decrease in number of commercial and retail projects OPS HK undertook due to the decline in customers’ demands for OPS HK’s services as stated above for the six months ended December 31, 2023, as compared to the six months ended December 31, 2022. Revenue from office projects decreased by $1,171,422, or 86.7%, from $1,351,112 for the six months ended December 31, 2022 to $179,690 for the six months ended December 31, 2023. Such decrease was mainly due to the completion of one big office project with a contract sum of over $1.5 million, which contributed revenue of $1,107,008 during the six months ended December 31, 2022, and the decrease in number of office projects OPS HK undertook due to the decline in customers’ demands for OPS HK’s services as stated above for the six months ended December 31, 2023, as compared to the six months ended December 31, 2022. Revenue from residential projects increased by $146,913, or 15.2%, from $965,480 for the six months ended December 31, 2022 to $1,112,393 for the six months ended December 31, 2023, which was mainly due to the two new big residential projects with contract sum of over approximately $1 million OPS HK engaged during the six months ended December 31, 2023, which contributed an aggregated revenue of approximately $860,000 during the six months ended December 31, 2023, which partially offset the decrease in number of new residential projects awarded for the six months ended December 31, 2023, as compared to the six months ended December 31, 2022.

Gross profit

The total gross profit decreased by $269,883, or 39.9%, from $676,960 for the six months ended December 31, 2022 to $407,077 for the six months ended December 31, 2023. The decrease in total gross profit was mainly due to the decrease in revenue for the six months ended December 31, 2023, as compared to the six months ended December 31, 2022. The total gross profit margin remained relatively stable at approximately 24.5% and 22.5% for the six months ended December 31, 2023 and 2022, respectively.

Operating expenses

The total operating expenses decreased by $95,856, or 11.7%, from $816,926 for the six months ended December 31, 2022 to $721,070 for the six months ended December 31, 2023. Such decrease was mainly attributable to (i) a decrease in legal and professional fees of approximately $59,000, (ii) a decrease in provision for doubtful accounts of approximately $22,000 and (iii) a decrease in selling and marketing expenses of approximately $9,000.

Income tax expense

The income tax expense decreased by $17,920 or 84.5%, from $21,208 for the six months ended December 31, 2022 to $3,288 for the six months ended December 31, 2023. Such decrease was mainly due to the decrease in current tax expense related to the assessable profits arising by OPS HK for the six months ended December 31, 2023, as compared to the six months ended December 31, 2022.

Net loss

The net loss increased by $175,712, or 321.3%, from $54,680 for the six months ended December 31, 2022 to $230,392 for the six months ended December 31, 2023. Such change was the result of the combination of the changes as discussed above.

Cash Flow

Net cash provided by operating activities amounted to $63,808 for the six months ended December 31, 2023, mainly derived from (i) various non-cash items of $46,153, such as depreciation of property and equipment, amortization of operating lease right-of-use assets and interest of lease liabilities, provision for doubtful accounts and deferred income taxes benefit; (ii) a decrease in accounts receivables of $386,829, due to more settlement by the customers closer to the end of the six months ended December 31, 2023, as compared to that of the fiscal year ended June 30, 2023; and (iii) an increase in contract liabilities of $236,466 as OPS HK increased billings in advance of performance obligations under contracts closer to the end of the six months ended December 31, 2023, as compared to that of the fiscal year ended June 30, 2023, which was offset by (i) net loss of $230,392 for the six months ended December 31, 2023; (ii) an increase in contract assets of $220,120, due to more services provided but not yet billed to customers closer to the end of the six months ended December 31, 2023, as compared to that of the fiscal year ended June 30, 2023; and (iii) a decrease in accounts payable of $120,952, due to more settlement to subcontractors and suppliers on services requested closer to the end of the six months ended December 31, 2023, as compared to that of the fiscal year ended June 30, 2023.

Net cash used in investing activities amounted to $6,535 for the six months ended December 31, 2023 representing the purchases of property and equipment during the six months ended December 31, 2023.

Net cash used in financing activities amounted to $244,326 for the six months ended December 31, 2023, which included the repayment of bank borrowings of $75,115, repayments to related parties of $60,741 and payments of offering costs related to the initial public offering of $108,470 during the six months ended December 31, 2023.

Recent Events

On April 19, 2024, the Company closed its initial public offering (the “IPO”) of 2,000,000 ordinary shares, no par value per share (the “Ordinary Shares”). The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “JUNE” on April 17, 2024.

On May 31, 2024, Spartan Capital Securities, LLC, as the representative of the underwriters of the IPO, exercised its over-allotment option to purchase an additional 263,068 ordinary shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on June 3, 2024.

About Junee Limited

The Company is a holding company limited by shares and established under the laws of the British Virgin Islands with no material operations of its own. The Company, through its wholly-owned subsidiary, OPS HK, provides quality design, fit-out and repair and maintenance services for commercial and residential buildings. For more information, please visit the Company’s website at http://ops-int.com.hk/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Junee Limited

Phone:	+852 2780 7733
Email:	juneelimited@outlook.com

Junee Limited and Subsidiary
Consolidated Balance Sheets
As of December 31, 2023 and June 30, 2023
(Expressed in U.S. Dollars, except for the number of shares)

	December 31, 2023	June 30, 2023
Assets
Current assets
Cash	$372,523	$558,386
Accounts receivable, net	385,847	767,014
Contract assets	301,272	80,663
Contract costs	16,468	—
Due from a related party	25,608	—
Prepayments – related parties	7,299	7,280
Prepayments and other current assets	31,572	24,257
Total current assets	1,140,589	1,437,600

Non-current assets
Property and equipment, net	24,361	22,826
Operating lease right-of-use assets	133,567	7,075
Rental deposits – related parties	21,895	21,839
Deferred initial public offering (“IPO)” costs	1,073,037	961,964
Deferred tax assets, net	10,689	11,398
Total assets	$2,404,138	$2,462,702

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$633,305	$752,485
Contract liabilities	251,189	14,383
Current maturities of long-term bank borrowings	154,578	151,544
Due to related parties	46	35,167
Income tax payable	122,897	120,036
Operating lease liabilities, related parties, current	84,090	7,263
Accrued expenses and other current liabilities	82,704	51,832
Total current liabilities	1,328,809	1,132,710

Non-current liabilities
Operating lease liabilities, related parties, non-current	50,477	—
Long-term bank borrowings, non-current	160,075	237,325
Total liabilities	1,539,361	1,370,035

Shareholders’ equity
Ordinary shares, no par value, unlimited number of ordinary shares authorized, 10,714,286 and 10,714,286 ordinary shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively*	1,000	1,000
Additional paid-in capital	1,339,286	1,339,286
Accumulated deficit	(477,682)	(247,290)
Accumulated other comprehensive income (loss)	2,173	(329)
Total shareholders’ equity	864,777	1,092,667
Total liabilities and shareholders’ equity	$2,404,138	$2,462,702

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

Junee Limited and Subsidiary
Consolidated Statements of Operations and Comprehensive Loss
For the Six Months Ended December 31, 2023 and 2022
(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended December 31,
	2023	2022
Revenue	$1,662,285	$3,015,268
Cost of revenue	1,255,208	2,338,308
Gross profit	407,077	676,960

Operating expenses
Selling and marketing expenses	3,439	12,909
General and administrative expenses	717,631	804,017
Total operating expenses	721,070	816,926
Loss from operations	(313,993)	(139,966)

Other income (expense)
Interest expense	(5,183)	(6,772)
Other income	—	21,429
Other income – related party	92,072	91,837
Total other income, net	86,889	106,494

Loss before provision for income taxes	(227,104)	(33,472)
Income tax expense	3,288	21,208
Net loss	$(230,392)	$(54,680)

Other comprehensive income
Foreign currency translation adjustments	2,502	7,938
Total comprehensive loss	$(227,890)	$(46,742)
Net loss per share – basic and diluted*	$(0.022)	$(0.005)
Weighted average shares outstanding – basic and diluted*	10,714,286	10,714,286

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

Junee Limited and Subsidiary
Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended December 31, 2023 and 2022
(Expressed in U.S. Dollars, except for the number of shares)

For the Six Months Ended December 31, 2022
	Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares*	Amount	Capital	Deficit	(Loss) Income	Total
Balance as of June 30, 2022	10,714,286	$1,000	$1,339,286	$(132,907)	$(3,260)	$1,204,119

Net loss for the period	—	—	—	(54,680)	—	(54,680)
Foreign currency translation adjustments	—	—	—	—	7,938	7,938
Dividend declared during the period	—	—	—	(153,061)	—	(153,061)
Balance as of December 31, 2022	10,714,286	$1,000	$1,339,286	$(340,648)	$4,678	$1,004,316

For the Six Months Ended December 31, 2023
	Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares*	Amount	Capital	Deficit	(Loss) Income	Total
Balance as of June 30, 2023	10,714,286	$1,000	$1,339,286	$(247,290)	$(329)	$1,092,667

Net loss for the period	—	—	—	(230,392)	—	(230,392)
Foreign currency translation adjustments	—	—	—	—	2,502	2,502

Balance as of December 31, 2023	10,714,286	$1,000	$1,339,286	$(477,682)	$2,173	$864,777

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

Junee Limited and Subsidiary
Consolidated Statements of Cash Flows
For the Six Months Ended December 31, 2023 and 2022
(Expressed in U.S. Dollars)

	For the Six Months Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(230,392)	$(54,680)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	5,060	5,164
Amortization of operating lease right-of-use assets and interest of lease liabilities	44,544	43,433
Provision for doubtful accounts	(4,188)	17,322
Deferred tax benefit	737	(1,192)

Changes in operating assets and liabilities:
Accounts receivable	386,829	(180,120)
Contract assets	(220,120)	106,410
Contract costs	(16,447)	(75,879)
Prepayments and other current assets	(7,245)	6,982
Accounts payable	(120,952)	(219,620)
Contract liabilities	236,466	307,004
Income taxes payable	2,551	22,400
Operating lease liabilities, related parties	(43,734)	(43,622)
Accrued expenses and other current liabilities	30,699	81,597
Net cash provided by operating activities	63,808	15,199

Cash flows from investing activities:
Purchases of property and equipment	(6,535)	(8,580)
Net cash used in investing activities	(6,535)	(8,580)

Cash flows from financing activities:
Payments of dividend to shareholders	—	(153,061)
Payments of offering costs related to initial public offering	(108,470)	(96,593)
Repayment of bank borrowings	(75,115)	(73,175)
Repayments to related parties	(60,741)	(26,531)
Repayments from related parties	—	81,378
Net cash used in financing activities	(244,326)	(267,982)
Effect of exchange rate changes on cash and restricted cash	1,190	6,017
Net decrease in cash	(185,863)	(255,346)
Cash, beginning of period	558,386	999,227
Cash, end of period	$372,523	$743,881

Supplemental disclosure information:
Cash paid for interest	$6,464	$7,300

Supplemental non-cash in investing and financing activities:
Operating lease right-of-use assets, obtained in exchange for operating lease obligations, related parties	$168,500	$—